Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Coeur Mining, Inc.:

We consent to the use of our report dated February 26, 2014 with respect to the consolidated balance sheets of Coeur Mining, Inc (formerly Coeur d’Alene Mines Corporation) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois

February 9, 2015